Exhibit (g)(2)

FORM OF SECOND AMENDED AND RESTATED INVESTMENT ADVISORY AND
MANAGEMENT AGREEMENT
BETWEEN
ARES CAPITAL CORPORATION
AND
ARES CAPITAL MANAGEMENT LLC

Second Amended and Restated Agreement (this “Agreement”) effective as of June 6, 2019, between ARES CAPITAL CORPORATION, a Maryland corporation (the “Corporation”), and ARES CAPITAL MANAGEMENT LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Corporation is a closed-end management company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

WHEREAS, the Adviser is an investment adviser that has registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”);

WHEREAS, on September 30, 2004, the Corporation and the Adviser entered into an Investment Advisory and Management Agreement, pursuant to which the Adviser agreed to furnish investment advisory services to the Corporation (the “Initial Agreement”);

WHEREAS, the Corporation and the Adviser, with the approval of the Corporation’s stockholders, agreed to amend and restate the Initial Agreement in its entirety on June 1, 2006 (as amended and restated, the “Original Agreement”);

WHEREAS, the Corporation and the Adviser, with the approval of the Corporation’s stockholders, agreed to amend and restate the Original Agreement in its entirety on June 6, 2011 (as amended and restated, the “Restated Agreement”); and

WHEREAS, the Corporation and the Adviser desire to amend and restate the Restated Agreement in its entirety.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree that the Restated Agreement is hereby further amended and restated in its entirety to read as follows (and that the Restated Agreement shall be of no further force and effect whatsoever after the date hereof):

1.             Duties of the Adviser.

(a)           The Corporation hereby employs the Adviser to act as the investment adviser to the Corporation and to manage the investment and reinvestment of the assets of the Corporation, subject to the supervision of the Board of Directors of the Corporation (the “Board”), for the period and upon the terms herein set forth, in accordance with,

(i)            the investment objectives, policies and restrictions that are determined by the Corporation’s Board of Directors from time to time and disclosed to the Adviser, which objectives, policies and restrictions, as of the date of effectiveness of this Agreement, shall be those set forth in the Corporation’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2019;

(ii)           the Investment Company Act and

(iii)          all other applicable federal and state laws, rules and regulations, and the Corporation’s charter and by-laws.

Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement,

(i)            determine the composition of the portfolio of the Corporation, the nature and timing of the changes therein and the manner of implementing such changes;

(ii)           identify, evaluate and negotiate the structure of the investments made by the Corporation;

(iii)          close and monitor the Corporation’s investments;

(iv)          determine the securities and other assets that the Corporation will purchase, retain, or sell;

(v)           perform due diligence on prospective portfolio companies; and

(vi)          provide the Corporation with such other investment advisory, research and related services as the Corporation may, from time to time, reasonably require for the investment of its funds.

The Adviser shall have the power and authority on behalf of the Corporation to effectuate its investment decisions for the Corporation, including the execution and delivery of all documents relating to the Corporation’s investments and the placing of orders for other purchase or sale transactions on behalf of the Corporation.  In the event that the Corporation determines to incur debt financing, the Adviser will arrange for such financing on the Corporation’s behalf, subject to the oversight and approval of the Board.  If it is necessary for the Adviser to make investments on behalf of the Corporation through a special purpose vehicle, the Adviser shall have authority to create or arrange for the creation of such special purpose vehicle and to make such investments through such special purpose vehicle in accordance with the Investment Company Act.

(b)           The Adviser hereby accepts such employment and agrees during the term hereof to render the services described herein for the compensation provided herein.

(c)           Subject to the requirements of the Investment Company Act, the Adviser is hereby authorized to enter into one or more sub-advisory agreements with other investment advisers (each, a “Sub-Adviser”) pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in providing the investment advisory services required to be provided by the Adviser under Section 1(a) hereof.  Specifically, the Adviser may retain a Sub-

Adviser to recommend specific securities or other investments based upon the Corporation’s investment objectives and policies, and work, along with the Adviser, in structuring, negotiating, arranging or effecting the acquisition or disposition of such investments and monitoring investments on behalf of the Corporation, subject to the oversight of the Adviser and the Corporation.  The Adviser, and not the Corporation, shall be responsible for any compensation payable to any Sub-Adviser.  Any sub-advisory agreement entered into by the Adviser shall be in accordance with the requirements of the Investment Company Act and other applicable federal and state law.  Nothing in this subsection (c) will obligate the Adviser to pay any expenses that are the expenses of the Corporation under Section 2 hereof.

(d)           The Adviser, and any Sub-Adviser, shall for all purposes herein provided each be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Corporation in any way or otherwise be deemed an agent of the Corporation.

(e)           The Adviser shall keep and preserve for the period required by the Investment Company Act any books and records relevant to the provision of its investment advisory services to the Corporation and shall specifically maintain all books and records with respect to the Corporation’s portfolio transactions and shall render to the Board such periodic and special reports as the Board may reasonably request.  The Adviser agrees that all records that it maintains for the Corporation are the property of the Corporation and will surrender promptly to the Corporation any such records upon the Corporation’s request, provided that the Adviser may retain a copy of such records.

2.             Corporation’s Responsibilities and Expenses Payable by the Corporation.  All investment professionals of the Adviser and its staff, when and to the extent engaged in providing investment advisory services required to be provided by the Adviser under Section 1(a) hereof, and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Adviser and not by the Corporation.  The Corporation will bear all costs and expenses of its operations and transactions, including those relating to:

•              organization;

•              calculating the Corporation’s net asset value (including the cost and expenses of any independent valuation firm);

•              expenses incurred by the Adviser payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for the Corporation and in monitoring the Corporation’s investments (including the cost of consultants hired to develop information technology systems designed to monitor the Corporation’s investments) and performing due diligence on its prospective portfolio companies;

•              interest payable on debt, if any, incurred to finance the Corporation’s investments;

•              offerings of the Corporation’s common stock and other securities;

•              investment advisory and management fees;

•              administration fees, if any, payable under the Amended and Restated Administration Agreement (the “Administration Agreement”) between the Corporation and Ares Operations LLC or any successor thereto (the “Administrator”), the Corporation’s administrator;

•              fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments (including payments to third party vendors for financial information services);

•              transfer agent and custodial fees;

•              federal and state registration fees;

•              all costs of registration and listing the Corporation’s shares on any securities exchange;

•              federal, state and local taxes;

•              independent directors’ fees and expenses;

•              costs of preparing and filing reports or other documents required by governmental bodies (including the SEC);

•              costs of any reports, proxy statements or other notices to stockholders, including printing costs;

•              the Corporation’s allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•              direct costs and expenses of administration, including printing, mailing, long distance telephone, cellular phone and data service, copying, secretarial and other staff, independent auditors and outside legal costs; and

•              all other expenses incurred by the Corporation or the Administrator in connection with administering the Corporation’s business (including payments under the Administration Agreement between the Corporation and the Administrator based upon the Corporation’s allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of the Corporation’s officers and their respective staffs (including travel expenses)).

3.             Compensation of the Adviser.  The Corporation agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth.  The Corporation shall make any payments due hereunder to the Adviser or to the

Adviser’s designee as the Adviser may otherwise direct.  To the extent permitted by applicable law, the Adviser may elect, or the Corporation may adopt a deferred compensation plan pursuant to which the Adviser may elect, to defer all or a portion of its fees hereunder for a specified period of time.

(a)           The Base Management Fee shall be 1.50% per annum of the average value of the Corporation’s total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) at the end of each of the two most recently completed calendar quarters; provided, however, the Base Management Fee shall be 1.00% per annum of the average value of the Corporation’s total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) at the end of each of the two most recently completed calendar quarters that exceeds an amount equal to the product of (i) 200% and (ii) the Corporation’s net asset value at the end of the most recently completed calendar quarter.  The Base Management Fee will be payable quarterly in arrears and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.  Base Management Fees for any partial month or quarter will be appropriately pro rated.

(b)           The Incentive Fee shall consist of two parts, as follows:

(i)            One part will be calculated and payable quarterly in arrears based on the Pre-Incentive Fee net investment income for the quarter.  “Pre-Incentive Fee net investment income” means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Corporation receives from portfolio companies) accrued by the Corporation during the calendar quarter, minus the Corporation’s operating expenses for the quarter (including the Base Management Fee, expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee).

Pre-Incentive Fee net investment income includes, in the case of investments with a deferred interest feature (such as market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities), accrued income that we have not yet received in cash.  Pre-Incentive Fee net investment income does not include any realized capital gains, realized and unrealized capital losses or unrealized capital appreciation or depreciation.

Pre-Incentive Fee net investment income, expressed as a rate of return on the value of the Corporation’s net assets (defined as total assets less indebtedness) at the end of the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 1.75% per quarter (7% annualized).  The Corporation will pay the Adviser an Incentive Fee with respect to the Corporation’s Pre-Incentive Fee net investment income in each calendar quarter as follows:

(A)          no Incentive Fee in any calendar quarter in which the Corporation’s Pre-Incentive Fee net investment income does not exceed the hurdle rate;

(B)          100% of the Corporation’s Pre-Incentive Fee net investment income with respect to that portion of such Pre-Incentive Fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875% in any calendar quarter (8.75% annualized); and

(C)          20% of the amount of the Corporation’s Pre-Incentive Fee net investment income, if any, that exceeds 2.1875% in any calendar quarter (8.75% annualized).

These calculations will be appropriately pro rated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

(ii)           The second part of the Incentive Fee (the “Capital Gains Fee”) will be determined and payable in arrears as of the end of each calendar year (or upon termination of this Agreement as set forth below), commencing with the calendar year ending on December 31, 2004, and is calculated at the end of each applicable year by subtracting (1) the sum of the Corporation’s cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (2) the Corporation’s cumulative aggregate realized capital gains, in each case calculated from October 8, 2004.  If such amount is positive at the end of such year, then the Capital Gains Fee for such year is equal to 20.0% of such amount, less the aggregate amount of Capital Gains Fees paid in all prior years.  If such amount is negative, then there is no Capital Gains Fee for such year.  If this Agreement shall terminate as of a date that is not a calendar year end, the termination date shall be treated as though it were a calendar year end for purposes of calculating and paying a Capital Gains Fee.  This amendment and restatement of the Restated Agreement shall not be treated as such a termination.

For purposes of this Section 3(b)(ii):

The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in the Corporation’s portfolio when sold and (b) the accreted or amortized cost basis of such investment.

The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in the Corporation’s portfolio when sold is less than (b) the accreted or amortized cost basis of such investment.

The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Corporation’s portfolio as of the applicable Capital Gains Fee calculation date and (b) the accreted or amortized cost basis of such investment.

Notwithstanding the foregoing, if the Corporation is required by United States generally accepted accounting principles (“GAAP”) to record an investment at its fair value as of the time of acquisition instead of at the actual amount paid for such investment (including, for example, as a result of the application of the acquisition method of accounting), then solely for the purposes of calculating the Capital Gains Fee, the “accreted or amortized cost basis” of an investment shall be an amount (the “Contractual Cost Basis”) equal to (1) (x) the actual amount paid by the Corporation for such investment plus (y) any amounts recorded in the Corporation’s financial statements as required by GAAP that are attributable to the accretion of such investment plus (z) any other adjustments made to the cost basis included in the Corporation’s financial statements, including payment-in-kind interest or additional amounts funded (net of repayments) minus (2) any amounts recorded in the Corporation’s financial statements as required by GAAP that are attributable to the amortization of such investment.  For the avoidance of doubt, the Contractual Cost Basis as determined pursuant to the foregoing sentence may be higher or lower than the fair value of such investment (as determined in accordance with GAAP) at the time of acquisition.  In connection with the foregoing, in the event investments are purchased in a single transaction or series of related transactions for an aggregate purchase price without the Corporation allocating such purchase price to specific investments, the Corporation may assign a Contractual Cost Basis to a specific investment equal to such investment’s Pro Rata Share of such aggregate purchase price paid. “Pro Rata Share” means the resulting percentage determined using the amount at which a specific investment acquired in a single transaction or series of related transactions is recorded in the Corporation’s financial statements at the time of acquisition according to GAAP divided by the total amount at which all investments acquired in the same transaction or series of related transactions are recorded in the Corporation’s financial statements at the time of acquisition according to GAAP.

(iii)          Payment of any Incentive Fee otherwise earned by the Adviser shall be deferred (“Deferred Incentive Fees”) if, during the most recent four full calendar quarter period ending on or prior to the date such payment is to be made, the sum of (a) the Corporation’s aggregate distributions to its stockholders and (b) the change in the Corporation’s net assets (before taking into account any incentive fees payable during that period) is less than 7.0% of the Corporation’s net assets at the beginning of such period.  These calculations will be appropriately adjusted for any share issuances or repurchases during the relevant period.  Any Deferred Incentive Fees shall be carried over for payment in subsequent calculation periods by the Corporation, to the extent such payment could be otherwise be made under this Agreement.

4.             Covenants of the Adviser.  The Adviser covenants that it is registered as an investment adviser under the Advisers Act.  The Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments.

5.             Excess Brokerage Commissions.  The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Corporation to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Corporation’s portfolio, and constitutes the best net results for the Corporation.

6.             Limitations on the Employment of the Adviser.  The services of the Adviser to the Corporation are not exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment based accounts or commingled pools of capital, however structured, having investment objectives similar to those of the Corporation, and nothing in this Agreement shall limit or restrict the right of any member, manager, partner, officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Corporation’s portfolio companies, subject to applicable law).  So long as this Agreement or any extension, renewal or amendment remains in effect, the Adviser shall be the only investment adviser for the Corporation, subject to the Adviser’s right to enter into sub-advisory agreements.  The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder.  It is understood that directors, officers, employees and stockholders of the Corporation are or may become interested in the Adviser and its affiliates, as directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Adviser and directors, officers, employees, partners, stockholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Corporation as stockholders or otherwise.

7.             Responsibility of Dual Directors, Officers and/or Employees.  If any person who is a member, manager, partner, officer or employee of the Adviser or the Administrator is or becomes a director, officer and/or employee of the Corporation and acts as such in any business of the Corporation, then such member, manager, partner, officer and/or employee of the Adviser or the Administrator shall be deemed to be acting in such capacity solely for the Corporation, and not as a member, manager, partner, officer or employee of the Adviser or the Administrator or under the control or direction of the Adviser or the Administrator, even if paid by the Adviser or the Administrator.

8.             Limitation of Liability of the Adviser; Indemnification.  The Adviser, its members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person affiliated with any of them (collectively, the “Indemnified Parties”), shall not be liable to the Corporation for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Corporation, except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services.  The Corporation shall indemnify, defend and protect the Indemnified Parties (each of whom shall be deemed a third party beneficiary hereof) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Corporation or its security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under this Agreement or otherwise as an investment adviser of the Corporation.  Notwithstanding the foregoing provisions of this Section 8 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Corporation or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of any Indemnified Party’s duties or by reason of the reckless disregard of the Adviser’s duties and obligations under this Agreement (as the same shall be determined in accordance with the Investment Company Act and any interpretations or guidance by the SEC or its staff thereunder).

9.             Duration and Termination of Agreement.  This Agreement shall remain in effect for one year after the date hereof, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by

(a)           the vote of the Board, or by the vote of stockholders holding a majority of the outstanding voting securities of the Corporation and

(b)           the vote of a majority of the Corporation’s Directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any party to this Agreement, in accordance with the requirements of the Investment Company Act.

This Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the vote of stockholders holding a majority of the outstanding voting securities of the Corporation, or by the vote of the Corporation’s Directors or by the Adviser. This Agreement will automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act).  The provisions of Section 8 hereof shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement.  Further, notwithstanding the termination or expiration of this Agreement as aforesaid, the Adviser shall be entitled to any amounts owed under Section 3 hereof through the date of termination or expiration and Section 8 hereof shall continue in full force and effect and apply to the Adviser and its representatives as and to the extent applicable.

10.          Amendments of this Agreement.  This Agreement may not be amended or modified except by an instrument in writing signed by all parties hereto, but the consent of the Corporation must be obtained in conformity with the requirements of the Investment Company Act.

11.          Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, including without limitation Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b), and the applicable provisions of the Investment Company Act, if any.  To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the Investment Company Act, if any, the latter shall control.  The parties unconditionally and irrevocably consent to the exclusive jurisdiction of the courts located in the State of New York and waive any objection with respect thereto, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

12.          No Waiver.  The failure of either party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such party thereafter to enforce such provisions, and no waiver shall be binding unless executed in writing by all parties hereto.

13.          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

14.          Headings.  The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

15.          Counterparts.  This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original instrument and all of which taken together shall constitute one and the same agreement.

16.          Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service (with signature required), by facsimile, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at their respective principal executive office addresses.

17.          Entire Agreement.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings (including the Restated Agreement), both written and oral, between the parties with respect to such subject matter.

18.          Certain Matters of Construction.

(a)           The words “hereof”, “herein”, “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section hereof shall include all subsections thereof.

(b)           Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender.

(c)           The word “including” shall mean including without limitation.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

ARES CAPITAL CORPORATION

By:
Name:
Title:

ARES CAPITAL MANAGEMENT LLC

By:
Name:
Title: